                                                                    EXHIBIT 99.2


[ELRON LOGO]

                                                                  April 30, 2004

Dear Shareholder:

    You are cordially invited to attend the Company's Annual General Meeting of Shareholders to be held at 3:00 p.m., Israel time, on Sunday, May 30, 2004, at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel. At this meeting you will be asked:

    (1) to elect nine (9) directors to the Board of Directors of the Company, in addition to the external directors of the Company, as defined under the Companies Law, 1999;

    (2) to approve the compensation of the directors of the Company as a group;

    (3) to approve the terms of employment of a Director of Business Development; and

    (4) to receive and consider the Auditors' Report, the Management Report and the Financial Statements of the Company for the fiscal year ended December 31, 2003.

    For the reasons set forth in the accompanying Proxy Statement, the Board of Directors unanimously recommends that you vote 'FOR' the resolutions, specified on the enclosed form of proxy.

    We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company's offices no later than forty-eight hours before the meeting.

    Thank you for your cooperation.

                                Very truly yours,

/s/ Ami Erel                                           /s/ Doron Birger
AMI EREL                                               DORON BIRGER
Chairman of the Board of Directors                     President & Chief Executive Officer

Tel-Aviv, Israel
April 30, 2004

                        ELRON ELECTRONIC INDUSTRIES LTD.
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                                                Tel-Aviv, Israel
                                                                  April 30, 2004

    Notice is hereby given that an Annual General Meeting of Shareholders (the 'MEETING') of Elron Electronic Industries Ltd. (the 'COMPANY') will be held at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel, at 3 p.m., Israel time, on Sunday, May 30, 2004.

    In the Meeting the following issues will be brought before the shareholders:

    (1) to elect nine (9) directors to the Board of Directors of the Company, in addition to the external directors of the Company, as defined under the Companies Law, 1999;

    (2) to approve the compensation of the directors of the Company as a group;

    (3) to approve the terms of employment of a Director of Business Development; and

    (4) to receive and consider the Auditors' Report, the Management Report and the Financial Statements of the Company for the fiscal year ended December 31, 2003.

    Shareholders of record at the close of business on April 29, 2004 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

    Shareholders who are unable to attend the Meeting in person are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. The Company must receive proxies at its office by 3:00 p.m., Israel time, on May 28, 2004. Shareholders may revoke their proxies by providing written notice to the Company no later than 48 hours prior to the Meeting. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

    Joint holders of shares should take note that, pursuant to Article 56 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose, seniority will be determined by the order in which the names are listed in the Register of Shareholders.

                        By Order of the Board of Directors,

/s/ Ami Erel                                           /s/ Doron Birger
AMI EREL                                               DORON BIRGER
Chairman of the Board of Directors                     President & Chief Executive Officer

                        ELRON ELECTRONIC INDUSTRIES LTD.
                                3 AZRIELI CENTER
                       THE TRIANGLE BUILDING, 42ND FLOOR
                                TEL-AVIV, ISRAEL

                             ---------------------
                                PROXY STATEMENT
                             ---------------------

    This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.003 nominal value (the 'Ordinary Shares'), of Elron Electronic Industries Ltd. (the 'Company' or 'Elron') in connection with the solicitation by the Board of Directors of the Company of proxies for use at an Annual General Meeting of Shareholders (the 'Annual Meeting', the 'Meeting' or the 'AGM') to be held on May 30, 2004, at 3:00 p.m., Israel time, or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. It is proposed that at the Meeting, the Shareholders approve the following resolutions: (1) to elect nine (9) directors to the Board of Directors of the Company, in addition to the external directors of the Company, as defined under the Companies Law, 1999. (2) to approve the compensation of the directors of the Company as a group; (3) to approve the terms of employment of a Director of Business Development; and (4) to receive and consider the Auditors' Report, the Management Report and the Financial Statements of the Company for the fiscal year ended December 31, 2003.

    The Company is unaware at this time of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

    A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof, by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy properly executed and received by the Company at least 48 hours prior to the Meeting will be voted in favor of all the matters to be presented at the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will not be considered to have been voted. Although abstentions are taken into account to determine if a quorum is present, broker non-votes are not.

    Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on April 29, 2004 will be entitled to a notice of and to vote at the Meeting. Proxies are being mailed to shareholders on or about May 3, 2004 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

    On April 1, 2004, the Company had issued and outstanding 29,211,345 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two shareholders holding one-third of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.

                       BENEFICIAL OWNERSHIP OF SECURITIES
                  BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth, as of April 1, 2004, unless otherwise specified, the number of Ordinary Shares owned by all shareholders known to us to own more than 5% of our Ordinary Shares and by all officers and directors as a group:

                                                    NUMBER OF    PERCENT OF
                                                     ORDINARY     ORDINARY
NAME AND ADDRESS                                      SHARES       SHARES
----------------                                      ------       ------
Discount Investment Corporation Ltd. (1) .........  11,240,233     38.48%
  Tel Aviv, Israel
Bank Leumi Group (2) .............................   2,560,241      8.76%
  Tel Aviv, Israel
Bank Hapoalim Group (3) ..........................   1,646,123      5.64%
  Tel Aviv, Israel
Clal Insurance Group (4)* ........................     840,964      2.88%
  Tel Aviv, Israel
All Officers & Directors as a group (5)...........     233,081       0.8%

---------
 * less than 5%

(1) IDB Holding Corporation Ltd. ('IDBH') is the parent of IDB Development Corporation Ltd. ('IDBD'), which, in turn, is the parent of Discount Investment Corporation Ltd. ('DIC') and Clal Insurance Enterprise Holdings Ltd. ('Clal'). IDBH, IDBD, DIC and Clal are public companies traded on the Tel Aviv Stock Exchange.

    Since May 19, 2003, approximately 51.7% of the outstanding share capital of IDBH has been owned by a group comprised of: (i) Ganden Investments I.D.B. Ltd. ('Ganden Investments'), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd. ('Manor Investments'), a private Israeli company controlled by Ruth Manor, which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. ('Livnat Investments'), a private Israeli company controlled by Avraham Livnat which holds 10.34% of the equity of and voting power in IDBH. Ganden Investments, Manor Investments and Livnat Investments, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, Shelly Bergman holds approximately 4.75% of the equity of and voting power in IDBH.

    Nochi Dankner is Chairman of IDBH, IDBD and DIC and a director of Clal. Shelly Bergman and Zvi Livnat are directors of each of IDBH, IDBD and DIC. Isaac Manor (the husband of Ruth Manor) is a director of IDBH, IDBD, DIC and Clal and Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and the Company.
                                              (footnotes continued on next page)

(footnotes continued from previous page)

(2) The Bank Leumi Group is comprised of the holdings of mutual and provident funds that are controlled by Bank Leumi. As of March 25, 2004, the State of Israel held approximately 36.88% of the outstanding shares of Bank Leumi. The balance of the shares of Bank Leumi were held as follows: (i) Migdal Insurance and Financial Holdings Ltd. held approximately 4.8% of the shares of Bank Leumi; (ii) Shlomo Eliahu Holdings Ltd. and affiliated companies held approximately 10% of Bank Leumi's shares; (iii) mutual funds of the Bank Hapoalim group held approximately 4.9% of Bank Leumi's shares; (iii) Otzar Hityashvuth Hayehudim B.M. held approximately 5.1% of Bank Leumi's shares; and (iv) the public held the remainder of Bank Leumi's shares. Migdal Insurance and Financial Holdings Ltd.'s shares are held by the Generali group, which holds approximately 64%, Bank Leumi, which holds approximately 22%, and by the public, which hold approximately 14%.

(3) The Bank Hapoalim Group is comprised of the holdings of mutual and provident funds that are controlled by Bank Hapoalim B.M. As of April 1, 2004, the shares of Bank Hapoalim are held by Arison Holdings (1998) Ltd. which holds 20.71%, Israel Salt Industries (1998) Ltd. which holds 10.93%, the public which holds 55.53% and other shareholders each holding less than 5%.

(4) The Clal Insurance Group is comprised of Clal and its subsidiary companies, which are deemed to be major shareholders. Clal is majority owned by IDBD, the parent company of DIC, which is the parent company of the Company. The other major shareholder of Clal is Bank Hapoalim, which holds approximately 16.31% of Clal's shares. None of the remaining shareholders of Clal holds more than 5% of its shares.

(5) This consists of 233,081 shares underlying options that are currently exercisable or that will become exercisable within 60 days of April 1, 2004. This amount does not include any shares that may be deemed to be beneficially owned by directors who are affiliated with DIC.

                        ITEM I -- ELECTION OF DIRECTORS

    The Board of Directors has nominated the nine (9) directors of the Company named and described below to be elected as directors, all of whom currently serve as directors of the Company. These directors, together with two external directors (as defined by the Companies law), Prof. Daniel Sipper and Mr. Yaacov Goldman (whose terms expire in March 2007 and March 2006, respectively), shall constitute the entire Board of Directors.

    Duly executed proxies (other than those directing the proxy holders not to vote for all or certain of the listed nominees) will be voted for the election of each of the nine (9) nominees, to hold office until the next annual meeting of shareholders and until his or her successor shall have duly taken office, or such earlier time as he or she shall resign or be removed from the Board pursuant to the terms of the Articles of Association of the Company or the Israeli Companies Law, 1999 ('Companies Law'). The Company is unaware of any reason why any of the nominees, if elected, should not be able to serve as a director.

    If any of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their judgment.

    The nominees, the years in which they first became directors and their ages:

                                                             YEAR
                                                            BECAME
NAME                                                       DIRECTOR   AGE
----                                                       --------   ---
Ami Erel.................................................    1999     56
Avraham Asheri...........................................    1999     66
Prof. Gabi Barbash.......................................    2003     54
Dr. Chen Barir...........................................    1999     45
Avraham Fischer..........................................    2003     47
Oren Lieder..............................................    2003     55
Dori Manor...............................................    2003     36
Dr. Dalia Megiddo........................................    2003     52
Prof. Yair Be'ery........................................    2004     47

    Ami Erel has served as the Chairman of the Board of Directors of Elron since November 1999 and served as Elron's Chief Executive Officer from November 1999 to December 2001. Mr. Erel has served as President of DIC since June 1, 2001. Mr. Erel is also Chairman of the board of directors of Scitex Corporation Ltd. and serves as a director of Property and Building Corporation Ltd., Super-Sol Ltd., Ham-let (Israel Canada) Ltd. and Elbit Systems Ltd. Mr Erel also serves as the Chairman or member of the boards of other companies in the DIC group and the Elron group. From 1997 to 1999, Mr. Erel served as President and Chief Executive Officer of Bezeq-The Israel Telecommunications Corp. Ltd. From 1997 to 1998, he was Chairman of the board of directors of PelePhone Communications Ltd. From January 2000 to January 2004, Mr. Erel served as Chairman of the board of Israel Association of Electronics & Information Industries. Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

    Avraham Asheri has been a director of Elron since December 1999. He serves as the Chairman of our Audit Committee. He is an economic and financial advisor. Mr. Asheri is a member of the boards of directors of Discount Mortgage Bank Ltd., Kardan Nadlan Ltd., Africa Israel Investments Ltd., Meditor Pharmaceuticals Ltd., Elbit Systems Ltd. and Scitex Corporation Ltd. Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank from November 1991 until July 1998. Prior to joining Israel Discount Bank in 1983 as Senior Executive Vice President and a member of its management committee, Mr. Asheri held the position of Director General of the Ministry of Industry and Trade. During his 23 years at the Ministry of Industry and Trade and at the Ministry of Finance, Mr. Asheri held several key offices in Israel and abroad, including: Managing Director of the Investment Center in Israel, and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelors degree in economics and political science from the Hebrew University in Jerusalem.

    Prof. Gabi Barbash joined Elron as a director in May 2003. Since 1999, Prof. Barbash has been Director General of the Tel-Aviv Sourasky Medical Center and between 2000 and 2003 he has been the Chairman of the Board of Directors of Teuza Venture Capital Fund. Between 1998 and 2000, Prof. Barbash was the Chairman of the Israeli National Transplant Center. Between 1996 and 1999, Prof. Barbash was the Director General of the Israeli Ministry of Health. Between 1995 and 1998, Prof. Barbash was a member of the Scientific Committee of the Interdisciplinary Center for Technological Analysis and Forecasting at Tel-Aviv University. Between 1993 and 1996, Prof. Barbash was the Director General of the Sourasky Medical Center. Between 1986 and 1993,

Prof. Barbash was the Deputy Director of the Sheba Medical Center and from 1990 to 1993, he was Director of the Rehabilitation Hospital of the Sheba Medical Center. Prof. Barbash holds an M.D. in medicine from the Hebrew University, Jerusalem, Hadassah Medical School and a masters degree in public health from Harvard University.

    Dr. Chen Barir has been a director of Elron since December 1999. He is the Chairman of Berman & Co. Trading and Investments Ltd. and its subsidiaries and affiliates, a private group specializing in seed stage venture capital investments, management and real estate. Dr. Barir is also Chairman of Galil Medical Ltd., Chairman of Sunlight Medical, Vice Chairman of Oncura Inc., a director of Optonol Ltd. and a director of Given Imaging Ltd. Dr. Barir holds a masters in business administration from the European Institute of Business Administration (INSEAD) in Fontainebleau, France and a doctorate in law and economics from Harvard Law School.

    Avraham Fischer has been a director of Elron since August 2003. He is the deputy Chairman of IDBH and a director and co-Chief Executive Officer of Clal Industries and Investments Ltd., a subsidiary of IDBD. In addition, he is a co-managing partner of Fischer, Behar, Chen & Co., a leading Israeli law firm. He is also the co-founder and co-Chairman of Ganden Tourism and Aviation Ltd., a company holding investments in Israeli companies, operating primarily in the field of tourism, and is the co-founder and Vice-Chairman of the parent company of Ganden, Ganden Holdings Ltd., a company holding investments, mainly in Israeli companies operating primarily in the fields of real estate, communications and technologies. He served as a director of several companies, including DSP Group, Inc., and DSPC Communication Ltd. and currently also serves as a director of Vyyo Inc., DIC, Scitex Corporation Ltd., Elbit Systems Ltd, American Israeli Paper Mills Ltd., and several other companies. Mr. Fischer holds an LL.B. degree from the Tel Aviv University and is a member of the Israeli bar association.

    Oren Lieder joined Elron as a director in January 2003. Since January 2003, he has been the Chief Financial Officer of DIC. Prior to joining DIC, from 1997 until 2002, Mr. Lieder was the Chief Financial Officer of Bezeq and from 1989 until 1996, he was the Chief Financial Officer of Zim Israel Navigation Co. Ltd. He is a director and chairman of the audit committe of Super-Sol Ltd., Property and Building Corporation Ltd. and American-Israeli Paper Mills Ltd. Between 2000 and 2002, Mr. Lieder was a director of DBS Satellite Services (1998) Ltd. and between 1998 and 2002, he was a director of Pelephone Communications Ltd. Between 1994 and 1996, he was the Chairman of Ramon-Granit Insurance Brokers, Ramon International Insurance Brokers and Layam Ltd. Since 1995, he has been a member of the Board of Trustees and Investment Committee of the University of Haifa. Mr. Lieder holds a degree in economics and statistics from the University of Haifa.

    Dori Manor has served as a director of Elron since August 2003. He has served as Chief Executive Officer of David Lubinski Ltd., a group of automotive companies, since 2000, and was the Vice President from 1997 until 2000 and Assistant Director from 1994 until 1996. During 1994 and 1995, he served as a director of Morasco Ltd. During 1992 and 1993, he was engaged as an Industrial Engineering consultant for Factory Design Ltd. Mr. Manor serves as a director of IDBH, IDBD and DIC. Mr. Manor received an MBA degree from the European Institute of Business Administration (INSEAD) in Fontainebleau, France, in 1996 and a Bachelor of Science degree in Industrial Engineering from Tel Aviv University in 1993.

    Dr. Dalia Megiddo has served as a director of Elron since January 2003. Dr. Megiddo is Managing Partner of InnoMed Ventures L.P., an Israeli venture capital fund in the field of medical devices and the life sciences, and serves as a director of Given Imaging Ltd. Since 1994, Dr. Megiddo has also served as Chief Editor of Academia Medica, a multimedia medical teaching program in Israel and between 1996 and 2003 as Editor of the Israeli medical audio magazine, The Journal Club. From 1981 to 1986, Dr. Megiddo practiced family medicine at the Hebrew University Hadassah Medical Health Center. Dr. Megiddo holds an M.D. in medicine from Hebrew University, Jerusalem and an M.B.A. from the Kellogg Recanati International Executive M.B.A. program of Tel Aviv University and Northwestern University.

    Prof. Yair Be'ery joined Elron as a director in January 2004. Since 1985, Prof. Be'ery has been with the Department of Electrical Engineering at Tel Aviv University and served as its Chairman from 1999 until 2003. Since 1998, Prof. Be'ery has also been working with Benny Steinmetz's Group and co-founded STI Ventures, a high technology venture investment company. From 1989 until 1996, Prof. Be'ery served as Vice President of Advanced Technology of the DSP Group Inc. Prof. Be'ery is also a director of Cahol-Ad and Envara, Inc. and is a member of the advisory board of Tehuti Networks Ltd. Prof. Be'ery served previously on the boards of directors and advisory boards of numerous Israel-related technology companies. Prof. Be'ery holds B.Sc., M.Sc. and Ph.D. degrees (Electrical Engineering) from Tel Aviv University, Israel.

    It is proposed that at the Annual Meeting, the following Resolution be adopted:

          'RESOLVED, that the nine (9) nominees recommended in the Proxy Statement, dated April 30, 2004 as directors be, and each of them hereby is, elected to hold office until the next annual meeting of shareholders and until his or her successor shall have duly taken office, or such earlier time as he or she shall resign or be removed from the Board pursuant to the terms of the Articles of Association of the Company or the Companies Law.'

    The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the election of the nine
(9) nominees to the Board of Directors.

    THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ALL THE NOMINEES TO THE BOARD OF DIRECTORS.

                 ITEM 2 -- APPROVAL OF DIRECTORS' COMPENSATION

    The Companies Law requires that the terms and conditions of employment of a director, including the terms and conditions of his or her employment as an officer of a company, be approved by the audit committee of such company and by its board of directors, as well as by such company's shareholders voting at a general meeting.

    Following approval by the Audit Committee and by the Board of Directors in accordance with the Companies Regulations (Relief from Related Party Transactions), 2000, it is proposed that the Company grant compensation to all of the Company's directors for the fiscal year 2004, in the amount permitted under the Companies Law adjusted to the Israeli Consumer Price Index from time to time. For companies of the same classification in relation to its shareholders' equity, such compensation is currently, in addition to reimbursement of expenses, approximately NIS 45,532 (approximately $10,000) per director for one year and in addition approximately NIS 1,751 (approximately $390) per director for participation in each meeting of the board of directors or any committee thereof.

    It is proposed that at the Annual Meeting, the following Resolution be adopted:

          'RESOLVED, that the compensation paid and to be paid in 2004 to the directors of the Company as described in the Company's Proxy Statement, dated April 30, 2004 be, and hereby is, approved and ratified.'

    The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the approval of the proposed Resolution. Since certain of the nominees to the Board of Directors of the Company are deemed to be 'Controlling Persons' of the Company, as defined by the Companies Law, pursuant to the Companies Regulations (Relief from Related Party Transactions), 2000, if one or more shareholders holding in the aggregate at least 1% of the issued share capital or the voting rights in the Company notify the Company in writing, on or prior to the seventh day following the publication of this Proxy Statement about his/their objection to the resolution, the approval of the resolution will require that either: (i) the majority of shares voting at the Meeting includes at least one third (1/3) of the shares of shareholders who do not have a personal interest in the approval of the resolution and who are present and voting in person or by proxy, at the Meeting (without taking into account abstentions); or (ii) the total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

    THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR APPROVAL OF THIS PROPOSED RESOLUTION.

                   ITEM 3 -- APPROVAL OF TERMS OF EMPLOYMENT
                      OF DIRECTOR OF BUSINESS DEVELOPMENT

    The Company wishes to employ Mr. Assaf Topaz as a Director of Business Development of the Company with effect from March 4, 2004. Mr. Topaz is the husband of Michal Topaz, the daughter of Isaac and Ruth Manor. Manor Investments, a company controlled by Ruth Manor, holds 10.34% of the equity of and voting power in IDBH. Manor Investments, Ganden Investments and Livnat Investments jointly control IDBH.

    Ruth and Isaac Manor and their four children, Dori Manor, Sharon Manor, Tami Manor and Michal Topaz hold all the shares of Manor Investments through two private Israeli companies: (i) Manor Holdings BI Ltd. (a private Israeli company wholly owned by Ruth and Isaac Manor), which holds 60% of the shares and (ii) Euro Man Automotive Ltd. ('Euro Man') which holds 40% of the shares. Euro Man, in turn, is held by Ruth and Isaac Manor who each own 10% of the shares and their aforementioned children, including Michal Topaz, each holding 20% of the shares.

    By virtue of the foregoing, Mr. Topaz may be deemed to be a 'Controlling Person' of the Company as defined under the Companies Law. Under the Companies Law, any transaction between the Company and a 'Controlling Person in connection with the employment of the 'Controlling Person' requires the approval of the Company's Audit Committee, its Board of Directors as well as the Company's shareholders voting at a general meeting.

    Mr Topaz's proposed terms of employment are as follows:

    (i) a monthly salary of NIS 30,000 (approximately $6,600);

    (ii) use of a Company motor vehicle comparable to other Company employees at a similar level; and

    (iii) customary social benefit policies on the same terms as other Company employees at a similar level.

    Mr. Topaz's position in the Company and his related duties and responsibilities may be changed and his terms of employment may be adjusted subject to the approval of the Audit Commitee. Any adjustment to his terms of employment shall be upon terms comparable to reasonably acceptable industry standards and to other Company employees at a similar level and consistent with the Company's past practise. The terms of employment of Mr. Topaz have been approved by the Audit Committee and the Board of Directors of the Company.

    It is proposed that at the Annual Meeting, the following Resolution be adopted:

          'RESOLVED, that the terms of employment of a Director of Business Development as described in the Company's Proxy Statement, dated April 30, 2004 be, and hereby are, approved and ratified.'

    Since Mr. Topaz may be considered a 'Controlling Person' under the Companies Law, approval of the resolution requires the affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast, provided that such majority includes one of the following: (a) at least one-third (1/3) of the shares of those voting in person or by proxy at the meeting who do not have a personal interest in the subject matter of the proposed resolutions; or (b) the total number of votes against the approval voted by shareholders who do not have a personal interest, does not exceed one percent (1%) of the total voting rights in the Company.

    THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR APPROVAL OF THIS PROPOSED RESOLUTION.

        ITEM 4 -- CONSIDERATLON OF THE AUDITORS' REPORT, THE DIRECTORS'
                      REPORT AND THE FINANCIAL STATEMENTS

    At the Annual General Meeting, the Auditors' Report, the Management Report and the Financial Statements of the Company for the fiscal year ended
December 31, 2003 will be presented.

    The Annual Report for 2003 including the Financial Statements, Auditors' Report and the Management Report for 2003 have been provided to the shareholders with, or prior to the mailing of, this Proxy Statement.

                        By Order of the Board of Directors,

    /s/ Ami Erel                                /s/ Doron Birger
    AMI EREL                                    DORON BIRGER
    Chairman of the Board of Directors          President & Chief Executive Officer


                                   Appendix 1

                        ELRON ELECTRONIC INDUSTRIES LTD.
                 THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
                 FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON May 30, 2004

The undersigned hereby constitutes and appoints DORON BIRGER and PAUL WEINBERG and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the "Company"), standing in the name of the undersigned at the close of business on April 29, 2004 at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Building, 42nd Floor, Tel-Aviv, Israel, on May 30, 2004, at 15:00, and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

     1. THE ELECTION OF DIRECTORS: The nominees are Ami Erel, Avraham Asheri, Prof. Gabi Barbash, Dr. Chen Barir, Avraham Fischer, Oren Lieder, Dori Manor, Dr. Dalia Megiddo and Prof. Yair Be'ery

          [ ] FOR all listed nominees   [ ] AGAINST all listed   [ ]  ABSTAIN
              (except against the           nominees
              nominee(s) whose name
              appears below)

     2.   Approval of Directors' compensation:

          [ ] FOR   [ ] AGAINST   [ ] ABSTAIN

          Under the Companies law, 1999 you are required to indicate whether or not you have a personal interest in the resolution described in proposals 2&3 which shall include the personal interest of any of your relatives or any entity in which you or any of your relatives:

          o holds 5% or more of the issued and outstanding share capital or voting rights, or

          o has the power to appoint one or more directors or a general manager (which in Israel is the equivalent of a president in the United States) , or

          o    is a director or a general manager.

          An interest resulting merely from the holding of a company's shares shall not be deemed to be a personal interest.

          PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THIS PROPOSAL 2.

                                [ ] YES   [ ] NO

          IF YOU FAIL TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THIS PROPOSAL 2, YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE WILL NOT BE COUNTED FOR THIS RESOLUTION.

     3. Approval of the terms of employment of a Director of Business Development as more fully described in the accompanying Proxy statement:

               [ ] FOR   [ ] AGAINST   [ ] ABSTAIN

          PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THIS PROPOSAL 3.

                                [ ] YES   [ ] NO

          IF YOU FAIL TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THIS PROPOSAL 3, YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE WILL NOT BE COUNTED FOR THIS RESOLUTION.

The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" in all Proposals listed above.

                                     Dated:                      , 2004
                                           ----------------------

                                     --------------------------------

                                     --------------------------------

                                     IMPORTANT: Please sign exactly as
                                     name appears at the left. Each joint owner should sign. Executors, administrators, trustees, etc. should indicate the capacity in which they sign.